Exhibit (d)(30)(ii)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 2 TO THE INVESTMENT SUBADVISORY AGREEMENT

(Invesco Global Equity Portfolio)

This Amendment No. 2 to the Investment Subadvisory Agreement dated May 24, 2019 (the “Agreement”), by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Invesco Advisers, Inc. (the “Subadviser”) with respect to Invesco Global Equity Portfolio, a series of Brighthouse Funds Trust I, is entered into effective as of January 1, 2021.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Adviser, for which the Subadviser is to receive agreed-upon fees; and

WHEREAS the Adviser and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Subadviser hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to read as follows:

Percentage of average daily net assets:

Invesco Global Equity Portfolio	0.300%of the first $100M 0.260% of the next $200M 0.230% including and of the excess over $300M

For the purpose of calculating the sub-advisory fee for the portfolios for which the Adviser allocates investment advisory services to the Subadviser, which currently include the Invesco Balanced Risk Allocation Portfolio, Invesco Comstock Portfolio, Invesco Small Cap Growth Portfolio, and Invesco Global Equity Portfolio (collectively, with the intent to include any portfolios for which the Adviser allocates investment advisory services to the Subadviser at any given point in time, the “Invesco Subadvised Portfolios”), the Subadviser applies the following fee discount to the fee computed under the schedule above based on the average daily aggregate net assets of the Invesco Subadvised Portfolios when the amount of aggregate assets in the Invesco Subadvised Portfolios is $2.5 billion or higher: 1.5% fee reduction for assets between $0 billion and $2.5 billion, 3.0% fee reduction for assets between $2.5 billion and $5 billion, 5.0% fee reduction for assets between $5 billion and $7.5 billion, 7.5% fee reduction for assets between $7.5 billion and $10 billion, and 10% fee reduction for assets greater than $10 billion. When the amount of aggregate assets in the Invesco Subadvised Portfolios is less than $2.5 billion, the foregoing fee discount does not apply.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be entered into effective as of January 1, 2021.

BRIGHTHOUSE INVESTMENT ADVISERS, LLC		INVESCO ADVISERS, INC.

By:	/s/ Kristi Slavin	By:	/s/ Nicole Filingeri
Name:	Kristi Slavin	Name:	Nicole Filingeri
Title:	President	Title:	Vice President